Exhibit 99.1

Nasus Pharma Advances NS002 Towards Pivotal Study Following Positive Phase 2; Reports Annual Results and Provides Business Update

Recent Phase 2 topline results demonstrate NS002’s potential for best-in-class epinephrine delivery, with statistically significant improvements in early absorption compared to EpiPen®; pivotal study planned for Q4 2026

Company advancing pipeline assets NS003 (Ondansetron for chemotherapy-induced nausea and vomiting) and NS004 (metabolic) toward first-in-human studies expected to start in the second half of 2026, significantly expanding the Company’s intranasal product portfolio into additional high value therapeutic areas

Company well funded through planned NS002 pivotal study and potential NDA submission

TEL AVIV, Israel, March 25, 2026 — Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced the filing of its annual report on Form 20-F for the year ended December 31, 2025, and provided a business update highlighting recent Phase 2 results for NS002 and upcoming clinical milestones.

“With positive Phase 2 data for NS002 and a strong cash position, we believe Nasus is well positioned to deliver on multiple clinical inflection points in 2026,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “Following the compelling topline Phase 2 results of NS002, we are advancing our intranasal epinephrine powder formulation towards a pivotal study planned to initiate in the fourth quarter of this year. The Company is well-funded to complete NS002’s pivotal study and see through a potential NDA filing. In addition, we plan to progress our earlier pipeline assets, Ondansetron for chemotherapy induced nausea and vomiting, and NS004 targeting metabolic disorders, into first-in-human studies in the second half of the year and are also advancing NS005 targeting cardiovascular diseases. We believe our pipeline of innovative intranasal products, leveraging our proprietary powder platform technology, can deliver significant clinical benefits to patients and could unlock substantial value to our shareholders. We are committed to executing on this vision.”

Business Update

NS002 – Intranasal powder Epinephrine for Anaphylaxis

●	Completed Phase 2 single and repeat dose clinical study, with topline results demonstrating statistically significant improvements in time to therapeutic threshold (T100) and a higher proportion of participants reaching therapeutic epinephrine levels within the first minutes following administration, compared to EpiPen®. The data also demonstrated NS002’s consistent absorption across real-world conditions, including under a nasal allergic challenge designed to simulate anaphylaxis scenarios.

●	Advancing toward pivotal development, with a pivotal clinical study expected to initiate in the fourth quarter of 2026 and a planned readout in the first quarter of 2027, subject to regulatory alignment. The Company believes the positive Phase 2 results support continued development toward a potential NDA submission.

Early Pipeline

Nasus is advancing its earlier-stage pipeline programs, which leverage the Company’s proprietary intranasal powder platform:

●	NS003 – Ondansetron for chemotherapy-induced nausea and vomiting
●	NS004 – targeting metabolic disorders
●	NS005 – targeting cardiovascular diseases

All programs are currently in preclinical development, with first-in-human Phase 1 studies expected to initiate in the second half of 2026 for NS003 and NS004, supporting the continued expansion of the Company’s intranasal product portfolio.

Financial Results

Cash, Cash Equivalents and Marketable Securities: As of December 31, 2025, Nasus had cash, cash equivalents and marketable securities of $4.3 million, compared with cash and cash equivalents of $0.3 million as of December 31, 2024. The increase in cash, cash equivalents and short term deposits was primarily a result of our IPO. Following our $15 private placement, which closed in February 2026, Nasus expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operations through the second quarter of 2027.

Research and Development Expenses: Research and development expenses were $2.4 million for the year ended December 31, 2025, compared with $0.3 million for the year ended December 31, 2024. The increase was primarily attributable to expenses paid in connection with the development of NS002.

General and Administrative Expenses: General and administrative expenses were $2.7 million for the year ended December 31, 2025, compared with $0.7 million for the year ended December 31, 2024. The increase was mainly due to the company’s transition to a public company.

Net Loss: For the year ended December 31, 2025, net loss was $5.9 million compared with a net loss of $1.5 million for the year ended December 31, 2024. The total number of shares outstanding as of December 31, 2025 was 9,015,383.

The Company has filed its Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”), which can be accessed on its website at https://www.nasuspharma.com. Shareholders may request, free of charge, a hard copy of the Annual Report, which includes the Company’s complete audited consolidated financial statements for the year ended December 31, 2025, by contacting ir@nasuspharma.com.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus Pharma’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle-free, easy-to-use alternatives. Nasus Pharma’s proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nasus Pharma is using forward looking statements in this press release when it discusses: the timing and results of planned clinical studies, including the NS002 pivotal study, potential regulatory submissions, including a potential NDA, the development and timing of pipeline programs, including NS003, NS004 and NS005, expected clinical and development milestones, expansion of the Company’s product portfolio, and the Company’s financial position and expected cash runway. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2026. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com